Exhibit 99.1

Ur-Energy Third-Quarter Webcast Scheduled

Denver, Colorado (Marketwire – November 6, 2008) Ur-Energy Inc. (TSX:URE) (AMEX:URG)  (“Ur-Energy” or the “Company”) is pleased to announce it will hold its Q3 2008 Projects Update Conference Call and Virtual Webcast on Thursday, November 13, 2008 at 11:00 a.m. Eastern Time.  Management will present the third quarter’s results as well as future objectives.  A Q&A session will follow management’s presentation.

Those wishing to attend by phone can do so by calling:

Dial In Number	888.713.4213
International Dial In Number	617.213.4865
Passcode	76835622

This call is being webcast by ThomsonReuters.  Pre-registration and participation access is available by visiting Ur-Energy’s website www.ur-energy.com, by clicking here or by copying the following URL into your web browser:

https://www.theconferencingservice.com/prereg/key.process?key=P6C7KR8FQ

The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com.  Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password-protected event management site.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production as well as to build out its own two-million-pounds-per-year in situ uranium processing facility.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of the Company trade on the Toronto Stock Exchange under the symbol “URE” and on the American Stock Exchange under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado USA and its registered office is located in Ottawa, Ontario Canada. For further information, visit Ur-Energy’s website www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com
This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.